Exhibit 23

Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in the Registration Statements on Form S-8 of Material Sciences Corporation (No.’s 33-00067, 33-40610, 33-41310, 33-57648, 33-81064, 333-15679, 333-15677, 333-33885, 333-33897 and 333-88387) of our reports dated July 7, 2005, relating to the consolidated financial statements and financial statement schedule of Material Sciences Corporation and management’s report on the effectiveness of internal control over financial reporting (which audit report expresses an adverse opinion on the operating effectiveness of internal control over financial reporting as of February 28, 2005 based on criteria established in Financial Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission) appearing in this Annual Report on Form 10-K of Material Sciences Corporation for the year ended February 28, 2005.

Deloitte & Touche LLP

Chicago, Illinois

July 8, 2005